COMPLIANCE WITH THE KOREA EXCHANGE DISCLOSURE REQUIREMENT REGARDING (RUMORS/REPORT OF)
THE CAPITAL INCREASE OF POSCO E&C BY ALLOCATION TO THIRD PARTIES

POSCO E&C, one of the major subsidiaries of POSCO, is currently reviewing possible capital increase by allocation to third parties, but nothing definitive has been determined as of this date.
POSCO will comply with the disclosure requirements under the rules of Korea Exchange by timely making necessary disclosure.